Exhibit (h)(2)
Expense Limitation Agreement

Exhibit (h)(2)

FBR Fund Advisers, Inc.
1001 Nineteenth Street, North
Arlington, Virginia   22209

November 1, 2002

FBR American Gas Index Fund, Inc.
4922 Fairmont Avenue
Bethesda, MD  20814

Re:          Expense Limitation Agreement

Dear Sirs:

This will confirm the expense limitation agreement (the "Agreement") between FBR American Gas Index Fund, Inc. (the "Fund") and  FBR Fund Advisers, Inc. (the "Adviser").

1.             Expense Limitation.  If in any fiscal year the Fund's total annual operating expenses exceed 0.85% of the Fund's average daily net assets, the investment advisory fee payable to the Adviser under the Investment Advisory Contract dated November 1, 2002 between the Adviser and the Fund, shall be reduced by the amount of such excess.  For purposes of this Agreement, the Fund's "total annual operating expenses" shall include, without limitation, any fees or expenses incurred during the course of the ordinary operations of the Fund, but shall exclude interest, taxes, brokerage commissions, extraordinary legal expenses, or any other extraordinary expenses (as determined under generally accepted accounting principles) not incurred in the ordinary course of the Fund's business.  Any reduction in the investment advisory fee shall be made monthly by annualizing the Fund's operating expenses for each month as of the last day of such month.  An adjustment shall be made on or before the last day of the fiscal year if the Fund's total annual operating expenses for such fiscal year does not exceed 0.85%.

2.             Term and Termination.  This Agreement shall become effective on the date above written and shall continue until the April 1, 2003.  Thereafter, this Agreement shall automatically renew for one-year terms unless the Adviser provides written notice to the Fund at the above address of the termination of this Agreement, which notice shall be received by the Fund at least 30 days prior to the end of the then-current term.  In addition, this Agreement will terminate automatically in the event of the termination of the Investment Advisory Contract between the Adviser and the Fund.

3.             Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland, provided that nothing herein shall be construed in a manner inconsistent with the Investment Company Act of 1940, as amended, the

Investment Advisers Act of 1940, as amended, or rules, orders or interpretations of the Securities and Exchange Commission or its staff thereunder.

4.             Severability.  If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

If the foregoing is in accordance with your understanding of the Agreement between us, please indicate your approval by signing and returning a copy of this letter to the Adviser at the address above.

Very truly yours,
FBR FUND ADVISERS, INC.
By: /s/ David H. Ellison
David H. Ellison

Agreed to:

FBR AMERICAN GAS INDEX FUND, INC.

By:  /s/ Susan L. Silva
              Susan L. Silva